October 25, 2010

BY EDGAR AND FACSIMILE TRANSMISSION

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Career Education Corporation
Form 10-K for Fiscal Year Ended December 31, 2009
Filed February 25, 2010
Definitive Proxy Statement
Filed April 1, 2010
Form 10-Q for the Quarter Ended June 30, 2010
Filed August 4, 2010
File No. 0-23245

Dear Mr. Spirgel:

We enclose for your review Career Education Corporation’s (the “Company”) responses to comments 1 through 10 contained in the Staff’s letter to the Company dated October 8, 2010 (the “Letter”). Based upon the responses provided below, the Company believes that no amendments to its previously filed Form 10-K, Proxy Statement or Form 10-Q are required. As noted, where applicable, the Company intends to incorporate its responses to the Staff’s comments in its future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes that its prior filings were deficient or inaccurate in any material respects. For convenience of reference, the Staff’s comments precede each response.

Form 10-K for the Year Ended December 31, 2009

Compliance with Federal Regulatory Standards and Effect of Federal Regulatory Violations, page 19

1.	We note your response to comment one from our letter dated August 31, 2010. Tell us how you considered the recent FSA audit opinion of “compliance with

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

exception” involving four of your schools in management’s assessment of disclosure controls and internal controls on financial reporting. Please disclose the portion of your revenues and income attributable to such schools.

Response:

The Company takes into consideration work performed by various groups both internal and external to the organization when developing its risk assessment and related scope of work to be performed by the Company to enable management to assess the adequacy of its disclosure controls and internal controls over financial reporting. The Company examines the work performed by its compliance, risk management, internal audit and financial controls departments as well as the historical results of audits performed by external compliance and financial statement auditors. As such, when management is assessing the adequacy of its disclosure controls and internal controls over financial reporting for a given fiscal year end, it considers the results of work performed by its internal compliance department, self-assessments conducted by business process owners, corrective action taken by the Company to address exceptions noted during internal audits and Federal Student Financial Assistance Programs (FSA) compliance audits, as well as the assessment work performed by its financial controls department. Historically, the findings which led to an FSA audit opinion of “compliance with exceptions” individually and in the aggregate have not risen to a level of significance for purposes of assessing the adequacy of the Company’s disclosure controls and internal controls over financial reporting.

The findings which resulted in the FSA audit opinion of “compliance, with exception” for said schools for the year ended December 31, 2009 generally related to non-systemic audit findings which resulted in immaterial financial liability to the Company. In all cases, corrective action has been implemented by the Company. The “compliance, with exception” FSA audit opinion does not restrict the school’s ability to participate in the FSA program. In addition, none of the Company’s schools has ever lost its ability to participate in the FSA program due to findings identified during a FSA compliance audit.

The total revenue and related operating loss attributable to the four schools which received a FSA audit opinion of “compliance, with exception” for the year ended December 31, 2009 was $124.4 million and ($3.5) million, respectively, which represented approximately 7% of the Company’s consolidated revenue and less than 2% of the Company’s consolidated operating income for the year ended December 31, 2009. Based on the discussion above, the Company believes that additional disclosure, including the revenues attributable to schools which receive a “compliance, with exception” FSA audit opinion, could overstate the severity of such findings and the potential impact on the Company’s results of operations and thus could be misleading to investors. The Company will continue to assess the facts and circumstances of any such

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

finding in its assessment of its disclosure controls and internal controls over financial reporting and will make appropriate disclosures.

Eligibility and Certification Procedures, page 24

2.	We note your response to comment three from our letter dated August 31, 2010. Please include the information provided in your response in future filings.

Response:

In future filings, the Company will expand its disclosure to include the names of the schools subject to provisional certification by The Department of Education (ED) as of the date of filing its Annual Report on Form 10-K, the current status of said school’s recertification process and the maximum period through which said school will be subject to provisional certification, as specified by ED. Although it is possible for a school subject to provisional certification to eventually lose its ability to award Title IV Program funds, the Company had determined for the year ended December 31, 2009, as it pertains to the schools subject to provisional certification, that the likelihood of this outcome was remote.

As stated in our response to comment three from your letter dated August 31, 2010, provisional certification does not generally limit an institution’s access to Title IV Program funds. For future filings, the Company will continue to assess the probability for each school subject to provisional certification of losing its ability to participate in Title IV Programs and to the extent that the likelihood is remote, the Company does not propose to disclose the amount of annual revenue associated with the school that is subject to provisional certification as it believes disclosing such amount could be misleading to investors as such disclosure could overstate the significance of the provisional certification status. The Company will continue to monitor the status of each school that is subject to provisional certification and provide additional disclosure to the extent that the likelihood of a material impact to the financial statements becomes reasonably possible.

Revenue Recognition, page 60

3.

We note your response to comment eight from our letter dated August 31, 2010. We continue to believe that you should disclose your refund policy for each of your schools elsewhere in the filing (more appropriately in the business section). Within the MD&A, your critical accounting policies should address how you considered return to Title IV calculations in determining the amount of revenues to be recognized, how Title IV refund calculations for an academic term could differ from a program period, how you account for calculation differences

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

between your refund policy and Title IV or state guidelines, if your accounting estimates or assumptions significantly bear the risk of change, and how you consider factors such as credit scores or historical default rate in your accounting estimates. Please provide us your proposed disclosures. Refer to the Interpretive Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

In future filings, the Company will expand its disclosure within the business section of its Annual Report on Form 10-K, specifically within the Return and Refunds of Title IV Program Funds” section (which can be found on page 22 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009) to include additional disclosure surrounding the Company’s refund policy. The proposed disclosure is:

“The portion of tuition and registration fees payments received from students but not yet earned is recorded as deferred tuition revenue and reflected as a current liability on our consolidated balance sheet, as such amounts represent revenue that we expect to earn within the next year. If a student withdraws from one of our schools prior to the completion of the academic term or program period, we refund the portion of tuition and registration fees already paid that we are not entitled to retain, pursuant to applicable federal and state law and accrediting agency standards and our refund policy. The amount of funds to be refunded to a student is calculated based upon the period of time in which the student has attended classes and the amount of tuition and registration fees paid by the student as of the student’s withdrawal date. Such refunds typically result in a reduction to deferred tuition revenue and cash on the Company’s consolidated balance sheet, because generally, the Company does not recognize tuition revenue in its consolidated statement of operations until related refund provisions have lapsed.”

As stated in the Company’s response to comment eight of your letter dated August 31, 2010, generally, if a student is owed a refund upon withdrawal from a program, such refund is recorded as a reduction to deferred tuition revenue and cash on the Company’s consolidated balance sheet as revenue has not yet been earned. In future filings, the Company will add an additional sentence at the end of the first paragraph of the Company’s revenue recognition disclosure which is included within its discussion of critical accounting policies. The proposed disclosure is as follows:

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

“Such refunds typically reduce deferred tuition revenue and cash on the Company’s consolidated balance sheet as generally the Company does not recognize tuition revenue in its consolidated statement of operations until related refund provisions have lapsed.”

The Company maintains a refund liability for the limited circumstances where the refund owed to the student is greater than the remaining deferred tuition revenue. The refund liability as of December 31, 2009 was $2.4 million. As this amount is not material to the Company’s overall financial position, the Company does not view the refund liability as a significant estimate for purposes of disclosure in accordance with the Interpretive Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations (SEC Release No. 33-8350).

The Company’s process for calculating a student refund is twofold. First, the return to Title IV calculation is performed for FSA Title IV Program funds, in accordance with guidelines established by ED. Following this, the Company completes its internal refund calculation to determine if an additional refund is due to the student for non-Title IV funds. The methodology employed for the internal refund calculation is dependent upon guidelines established by state law and/or accrediting agency standards of each respective school. In all cases, the school’s refund policy is published in its school’s course catalog. The two refund calculations are separate and distinct from each other and do not bear the risk of change as they are performed based upon the guidelines prescribed by ED, state law and accrediting agencies, as appropriate. Both calculations are driven by the period of time the student had actively participated in a program of study; and as stated above, generally, the Company does not recognize tuition revenue in its consolidated statement of operations until the refund provisions have lapsed.

4.	Additionally, please tell us the following:

•	Whether revenue recognition on a straight-line basis is based on a daily, monthly, or weekly approach or some other basis over the academic term or program period.

Response:

Revenue is recognized on a straight-line basis daily over the academic term or program period.

•

Whether you are referring to collected funds in reference to “any funds retained by the Company, following the appropriate refund to the student” and whether the accounting would vary if the collected funds consisted of Title 1V funds or prepayments by the student.

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

•	Why it is appropriate to recognize immediately into revenues the subject funds retained by the Company following a student’s withdrawal.

•	How you account for uncollected funds earned as a result of a student’s withdrawal past a given point during an academic term or program period per your refund policy.

Response:

The Company recognizes as revenue both the uncollected and collected funds which it is entitled to retain following the withdrawal of a student. The Company has no remaining obligation to a student who has withdrawn from their program of study following the completion of the return to Title IV calculation and its internal refund calculation. As stated in Staff Accounting Bulletin No. 104, “Revenue Recognition”, revenue should not be recognized until it is realized or realizable and earned. Statement of Financial Accounting Concepts No. 5 states that, “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”. Since the Company’s earnings process is complete, any remaining unearned revenue is appropriately recognized as revenue within its consolidated statement of operations.

Any funds owed to the Company are recorded as a student receivable, net of an allowance for doubtful accounts, consistent with the accounting treatment of other funds owed by students who are still enrolled in a program of study. The Company’s process for ensuring the adequacy of its allowance for doubtful accounts takes into account all student receivables, including students who are in-school and those that are out-of-school. The allowance for doubtful accounts is calculated based upon historical collection experience. As is disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, the critical accounting policy for the allowance for doubtful accounts is as follows:

“We extend unsecured credit to a portion of the students who are enrolled at our schools for tuition and certain other educational costs. Based upon past experience and judgment, we establish an allowance for doubtful accounts with respect to student receivables. Our allowance estimation methodology considers a number of factors that, based on our collections experience, we believe have an impact on students’ credit risk and the realizability of our student receivables. Among these factors are a student’s status (in-school or out-of-school), anticipated funding source (for example, federal loan or grant, state grant, private loan, student cash payments, etc.), whether or not an out-of-school student has completed his

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

or her program of study, and our overall collections experience. Out-of-school students include students who have withdrawn from or completed their programs of study. All other students are classified as in-school students.

We monitor our collections and write-off experience to assess whether adjustments to our allowance percentage estimates are necessary. Changes in trends in any of the factors that we believe impact the realizability of our student receivables, as noted above, or modifications to our credit standards, collection practices, and other related policies may impact our estimate of our allowance for doubtful accounts and our financial results.

A one percentage point change in our allowance for doubtful accounts as a percentage of gross student receivables from continuing operations as of December 31, 2009, would have resulted in a change in income from continuing operations of $1.3 million during the year then ended.”

•	What your basis is for concluding that collectability is assured.

Response:

The Company’s historical collections experience over the past three years resulting in bad debt expense of less than three percent of consolidated tuition and fees revenue provides the Company with its basis for this conclusion. The Company’s service for which revenue is recognized is the student’s education, whether it is academic progress towards a certificate of completion or an associate, bachelor’s, master’s or doctoral degree. The decision by a student to not complete the education process does not change the service that the Company committed to provide to the student. Any additional revenue that is earned as a result of a student’s decision to withdraw from a program of study is evaluated for collectability based upon the Company’s historical experience and the appropriate reserve is recorded. As discussed above, the Company’s accounting policy associated with its allowance for uncollectible accounts includes students who have withdrawn from their program of study. As such, the Company has concluded that collectability of revenue is assured. The basis for collectability in relation to revenue recognition is consistent across the enterprise.

•

Which historical information are you basing your estimated refund liability in the limited circumstance where a portion of the revenue had been earned (as stated in the penultimate paragraph of your response hereunder).

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

Response:

The Company’s student refund liability is calculated by multiplying the three-year weighted average of the percentage of refunds to total tuition revenue by the current year tuition revenue. For purposes of quantifying the refund amount utilized in the weighted average, the Company takes the portion of the total student refund which exceeded the deferred tuition revenue balance for said student. As of December 31, 2009, the Company’s student refund liability amounted to $2.4 million.

d) Concentration of Credit Risk, page 84

5.	We note your response to comment 11 from our letter dated August 31, 2010. Refer to the CD&I Question 102.12 on Non-GAAP Measures at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. It appears that your supplemental measure of Total Title IV funding as a percentage of total domestic tuition receipts constitutes a non-GAAP financial measure under Regulation G and Item 10 of Regulation S-K. Accordingly, you must provide the disclosures required by Regulation G or Item 10 of Regulation S-K, if applicable, including the quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP. This reconciliation should be in sufficient detail to allow a reader to understand the nature of the reconciling items. Please advise or revise.

Response:

In future filings, the Company proposes to disclose the most comparable GAAP measure to the “90-10 Rule” calculation in its discussion of operating cash flows within management’s, discussion and analysis (“MD&A”) and its disclosure of concentration of credit risk within its footnotes to the consolidated financial statements. The proposed disclosure is:

“For the year ended December 31, 2009, approximately 80% of our U.S. schools’ cash receipts from tuition payments came from Title IV Program funding.”

As provided in the Company’s response to comment eleven of your letter dated August 31, 2010, the percentage per the “90-10 Rule” was 78.8% as compared to 80.1% as computed on a comparable U.S. GAAP basis. The Company believes that the variance between the two calculations was not material for the year ended December 31, 2009. The methodology employed to calculate the cash receipt’s percentage in accordance with the “90-10 Rule” is complicated as dictated by federally mandated provisions and the Company believes that providing reconciliation between the two amounts would not provide clarity to the reader, but rather would add unnecessary complexity to the

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

disclosure. The intent of the disclosure made both within the Company’s MD&A and the footnotes to its consolidated financial statements is to provide the reader with the understanding that a substantial portion of the Company’s cash receipts is attributable to Title IV funding. The Company believes that the proposed GAAP disclosure provides the appropriate level of disclosure related to this item.

h) Cash and Cash Equivalents, page 86

6.	We note your response to comment 12 from our letter dated August 31, 2010. Please tell us the following:

•	What were the average amounts of Title IV program funds received in excess of amounts for which students were eligible.

•	Why it is appropriate at all to maintain off-balance sheet amounts for restricted cash and to defer recognition of a liability for cash advances.

•	Why you had received Title IV funds in advance of any verification of student eligibility.

Response:

ED’s guidelines permit the Company to verify a student’s eligibility for the receipt of Title IV Program funds within three days of its receipt of funds. Title IV Program funds are disbursed to students at various points during their program of study, with the timing and amount of funds disbursed dependent upon a number of factors. A change in the student’s status may also impact the amount of Title IV funding that a student is eligible to receive. The three-day Title IV validation period provides an administratively reasonable timeframe for the Company to ensure that the student was eligible for such funding.

The Company does not track the average amount of Title IV Program funds received in excess of amounts for which students were eligible. As stated in the Company’s response to comment twelve to your letter dated August 31, 2010, the Company has historically, upon receipt of Title IV Program funds, debited a cash account and credited a contra cash account so that the impact on its reported cash balance is zero. Upon completion of the three-day verification of student eligibility for Title IV funding, those funds are disbursed to the applicable students and accounted for as a debit to the contra cash account and a credit to the student accounts receivable. Title IV Program funds received for which students are ineligible are refunded to ED.

As stated in the Company’s response to comment twelve of your letter dated August 31, 2010, in mid-2010 the Company instituted a new policy for the required

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

disbursements of funds which requires all institutions to receive Title IV Program funds directly through ED and no longer through third party processors. The current process is to draw funds directly from ED post-verification of the student’s eligibility for such funds which results in no contra cash being recorded. The funds are recorded as cash immediately upon receipt with the offset being a reduction to the student’s receivable balance. The transition to direct funding for all Title IV Program funds is expected to be completed by the first quarter of 2011, at which point the Company will have no contra cash balance remaining. The amount of Title IV Program funds recorded in contra cash accounts as of December 31, 2009 was $3.1 million; an amount which the Company believes is immaterial to its overall financial position. In light of the nominal and diminishing amount of contra cash balances, the Company concluded that it was not significant to warrant recording cash with an offsetting liability within its consolidated balance sheets.

Receivables, page 97

7.	We note your response to comments 14 and 15 from our letter dated August 31, 2010, and your proposed disclosures. It appears that you did not address certain of your comments, to clarify in particular:

•

How you have accounted for non-recourse loan receivables in the financial statements and the terms of the underlying arrangement. In this regard, we note your disclosure on page 97 that Sallie Mae continues to offer its non-recourse products to your students.

•	What the difference between your commitment to approximately $68.5 million of funding through extended payment plans and the $22.5 million reported in the balance sheet signifies.

•	How significant your recourse loans are in relation to non-recourse loans.

Response:

The offering of non-recourse loans by Sallie Mae or other financial institutions does not expose the Company to any repayment obligation. The repayment obligation for non-recourse loans resides with the student. The Company does not provide any guarantee of repayment to the third party financial institution. The student utilizes the funds provided through the non-recourse loan to pay tuition and related fees to the Company. As disclosed on page 18 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009:

“These private loans are made directly to our students by financial institutions and are not guaranteed under any of the Title IV programs.”

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

The Company believes its current disclosures surrounding non-recourse loans is adequate and that no additional disclosure is warranted.

The Company’s student receivables disclosure as proposed in its response to comment fifteen of your letter dated August 31, 2010 would be included in the Company’s summary of significant accounting policies disclosure within its Annual Report on Form 10-K. As it pertains to the requested disclosure surrounding the difference between the estimated committed funds through extended payment plans and the amount reported in the consolidate balance sheet, the Company would propose to include the following disclosure in its receivables footnote to its consolidated financial statements. The proposed disclosure is:

Student Receivables under Extended Payment Plans

The Company has provided funding under extended payment plans to certain of its students. As of December 31, 2009, the Company had committed approximately $68.5 million of funding through extended payment plans. This commitment is generally based upon an estimate of the amount of additional financial aid needed by the student for a given academic year, less an anticipated cancellation rate for those plans that are later reduced or cancelled out entirely. This estimated amount could vary materially from what is ultimately provided to our students. As of December 31, 2009, the amount of earned student receivables under extended payment plans, net of allowance for doubtful accounts was $22.5 million.

The $3.6 million of net recourse loans reflected within the Company’s student receivable balance is disclosed on page 97 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009. As stated in the disclosure, the recourse loan programs for which the remaining balances relate were terminated in 2007 and 2008. The Company has no future obligation to repurchase additional receivables related to these terminated programs; nor does it currently have any other recourse loan arrangements.

As discussed above, the Company does not believe any additional disclosure surrounding students’ use of third-party non-recourse loans to pay their tuition to the Company is necessary.

8.	Additionally, please tell us if true:

•	That current and non-current student receivables are both expressed net of their respective allowances for doubtful accounts and deferred tuition revenues.

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

•

That the accounts receivable balance represents the cumulative net earned tuition position of all students and the deferred tuition revenue represents the cumulative prepaid tuition balances of all students in net prepaid tuition position as you indicated in a prior correspondence dated August 14, 2007.

Please revise your disclosures accordingly.

Response:

The Company’s current and non-current student receivables are both expressed net of their respective allowances for doubtful accounts and deferred tuition revenues. The determination of a net earned tuition position versus a net prepaid tuition position is determined on a student-by-student basis. The amounts reflected within the Company’s consolidated balance sheets for student receivables, net of allowance for doubtful accounts and deferred tuition revenue represents the summation of each student’s individual status as of the end of the reporting period. The Company’s disclosure on page 85 of its Annual Report on Form 10-K for the year ended December 31, 2009 states, “….the portion of tuition and registration fees payments received from students but not earned is recorded as deferred tuition revenue and reflected as a current liability on our consolidated balance sheets….” In its future filings, the Company will include the following discussion of student receivables within the Summary of Significant Accounting Policies included in its Annual Report on Form 10-K:

i. student receivables. Student receivables represent funds owed to the Company in exchange for the education services that have been provided to a student. These funds have been earned by the Company and are currently collectible as the Company has provided the services to the student. Student receivables are reported net of an allowance for doubtful accounts. Student receivables which are due to be paid in less than one year are recorded as current assets within our consolidated balance sheet. Student receivables which are due to be paid at dates ranging from one to ten years from the balance sheet date are reported as non-current assets within our consolidated balance sheet.

Form 10-Q for the Quarter Ended June 30, 2010

Unaudited Consolidated Balance Sheets, page 3

8.	We note your response to comment 20 from our letter dated August 31, 2010 and have additional comments. Your response does not appear to give effect to your “net” presentation of accounts receivable and deferred tuition per your prior statements. In particular, it is unclear to us

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

•

If the net amount of student receivables outstanding for the recourse program as of June 30, 2010 was $3.6 million, what accounted for most of the net increase in student receivables from $57.8 million as of December 31, 2009 to $74.8 million as of June 30, 2010?

Response:

The increase in the Company’s student receivables from December 31, 2009 through June 30, 2010 was driven by a combination of additional students participating in the Company’s extended payment plans as well as the increase in earned student receivables for those students who began their program of study in 2009 for whom a portion of the tuition was financed through the use of the Company’s extended payment plan.

As discussed above in our response to comment seven, student receivables represent the earned portion of tuition and registration fees for which the student has not paid the Company.

•

How can the increased participation result in a higher level of accounts receivable as of June 30, 2010 (when compared to December 31, 2009 and also March 31, 2010) if unearned tuition is netted against accounts receivable resulting in a zero sum effect at inception? Additionally, you recorded a higher allowance for uncollectible accounts which would further decrease the carrying amounts of your accounts receivable. Did a significant number of students withdraw after the prescribed refund period, resulting in a decrease in deferred tuition revenue (and therefore, higher accounts receivable) and an offsetting increase in recorded revenues?

Response:

The Company’s use of extended payment plans began to increase in mid-2008. Given that the payment period for the Company’s current extended payment plans range from two to ten years, the Company expects earned student receivables will continue to grow over time. These factors led to an increase in student receivables. The increase in student receivables, net of allowance for doubtful accounts, was not attributable to a significant increase in the level of student withdrawals but was attributable to the Company’s increased use of extended payment plans which provide for repayment periods of up to ten years. Please note that the net amount of student receivables outstanding for the recourse program as of June 30, 2010 of $3.6 million is a small portion of the overall student receivable balance attributable to extended payment plans. As disclosed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, the recourse programs were terminated in 2007 and 2008.

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

•

How the deferred tuition revenue balance, which per your prior statement, represents the cumulative prepaid tuition balance of all students in a net prepaid tuition, would be significantly impacted by a decrease in the student population in the International strategic business unit which has a small student population relative to the other schools. Does this unit typically require its students to prepay their tuition? We note that you reported student population increases in your other units.

Response:

The Company’s schools which operate within the International strategic business unit generally require their students to prepay their tuition at the beginning of the academic year. A small percentage of these students are offered the ability to pay their tuition over the course of study. In addition, as disclosed on page 26 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, the schools within the International strategic business unit do not typically instruct students over the summer. The majority of their programs/terms commence in October and are completed the following June. Given that such students are generally required to prepay their tuition for that period of time, the Company experiences an increase in deferred tuition revenue during its fiscal year fourth quarter. This deferred tuition revenue declines as revenue is recognized throughout the first and second quarters of the following fiscal year. The deferred tuition revenue amounts for the International strategic business unit as of December 31, 2009 and June 30, 2010 were $56.3 million and $15.5 million, respectively.

•	Does the deferred tuition revenue balance also reflect unapplied Title IV funds?

Response:

Finally, unapplied Title IV funds are reflected as contra cash, thus it is not reflected as a component of deferred tuition revenue.

Receivables, page 13

9.	We note your response to comment 22 from our letter dated August 31, 2010. Considering the significant historical and current default rates in your extended payment program, and additionally in your University and Culinary Arts programs, tell us why it would be appropriate to recognize revenues from earned tuition immediately after a student’s withdrawal, instead of when payments are received.

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

Response:

As discussed in the Company’s response to comment four above, the Company has no remaining obligation to a student who has terminated their course of study following the completion of the return to Title IV calculation and its internal refund calculation. As stated in Staff Accounting Bulletin No. 104, “Revenue Recognition”, revenue should not be recognized until it is realized or realizable and earned. Statement of Financial Accounting Concepts No. 5 states that, “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues”. Since the Company’s earnings process is complete any remaining unearned revenue is appropriately recognized as revenue within its consolidated statement of operations. Any funds owed to the Company are recorded as a student receivable, net of an allowance for doubtful accounts, consistent with the accounting treatment of other funds owed by students who are still enrolled in a program. The Company’s process for ensuring the adequacy of its allowance for doubtful accounts takes into account all student receivables, including students who are in-school and those that are out-of-school.

The Company’s historical collections experience over the past three years resulting in bad debt expense of less than three percent of consolidated tuition and fees revenue provides the Company with its basis for this conclusion. The Company’s service for which revenue is recognized is the student’s education, whether it is academic progress towards a certificate of completion or a associate, bachelor’s, master’s or doctoral degree. The decision by a student to not complete the education process does not change the service that the Company committed to provide to the student. Any additional revenue that is earned as a result of a student’s decision to withdraw from a program of study is evaluated for collectability based upon the Company’s historical experience and the appropriate reserve is recorded. As discussed above, the Company’s accounting policy associated with its allowance for uncollectible accounts includes students who have withdrawn from their program of study. As such, the Company has concluded that collectability of revenue is assured. The basis for collectability in relation to revenue recognition is consistent across the enterprise.

“Government agencies, regulatory agencies and third parties may conduct compliance reviews…”, page 47

10.	We note your response to comment 23 from our letter dated August 31, 2010. Please note that when you receive a Final Program Review Determination letter we believe disclosure of the amount of Title IV funds that are at issue as well as the anticipated fines and penalties you may be subject to will be material, notwithstanding your intent to contest such findings.

Mr. Larry Spirgel

Securities and Exchange Commission

October 25, 2010

Response:

When the Company receives a Final Program Review Determination letter, in assessing its disclosure obligations, it will consider the materiality of the amount of any Title IV funds that are at issue as well as any anticipated fines and/or penalties.

*    *    *    *

In connection with responding to your comments and with this submission, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses above fully address the comments contained in the Letter. Please call me at (847) 585-2024 if you have any questions regarding the above responses. In addition, please direct any future facsimile transmissions concerning the Letter to the following facsimile number: (847) 585-2064.

Very truly yours,

/s/ Michael J. Graham

Michael J. Graham

Executive Vice President and Chief Financial Officer

cc:	Gary E. McCullough
Jeffrey D. Ayers
Colleen M. O’Sullivan
Virginia M. Dowling
Lawrence D. Levin